Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

August 15, 2025

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jaea Hahn

Re:	Pursuit Asset-Based Income Fund (the “Fund”)

Initial Registration Statement on Form N-2

File Nos. 333-284708 and 811-24051

Dear Mr. Hahn,

The following responds to the comments provided via telephone on May 6, 2025 and June 20, 2025, in connection with the Securities and Exchange Commission (“SEC”) staff’s review of a registration statement (the “Registration Statement”) filed by the Fund on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”) and Securities Act of 1933. The changes to the Fund’s disclosure discussed below are reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below, and the Fund’s response follows each comment. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	Comment: We noted the following disclosure on page 42 of the filing: “Simultaneous with the Fund’s Commencement of Operations, Pursuit Alternative Income Fund, LP (the “Predecessor Fund”) reorganized with and into the Fund. The Predecessor Fund maintained an investment objective, strategies and investment policies, guidelines and restrictions that are, in all material respects, equivalent to those of the Fund and at the time of the reorganization, the Fund and the Predecessor Fund shared the same investment adviser and portfolio managers.”

a.	Please explain in correspondence what assets will be used to seed the Fund.

b.	Please provide in correspondence a sequenced timeline for the above noted transaction in the order that they will take place. As part of the response, please include the forms that will be filed with the Commission for each transaction noted, including any anticipated amendment.

c.	Please provide an analysis addressing the applicability of Reg. S-X 6-11 to the reorganization and address the following in your response:

i.	whether the transaction meets the definition of a Fund acquisition as defined in S-X 6-11-8A2.

ii.	whether the Fund believes that the reorganization is probable and if it has been determined that the reorganization is not yet probable, please provide us with an analysis of the factors considered in arriving at this determination.

iii.	Please describe to us the financial statements of the predecessor fund, including the periods presented in the financial statements that will be included in the registration statement of the fund. In addition, please explain the timing of when these financial statements will be included in the reg stmt.

Response:

a)	Pursuit Fund Advisers LLC, the Fund's investment manager (the "Investment Manager"), seeded the Fund with cash from its working capital.

b)	Pursuant to the GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006), Pursuit Alternative Income Fund, LP (the “Predecessor Fund”) will, at the time of the reorganization, transfer its portfolio securities to the Registrant in exchange for shares of the Fund. The Registrant confirms that there will be no consideration, payments, and/or fees made in connection with the reorganization. The Registrant anticipates that as soon as possible after the effective date of the Registrant’s registration statement and contemporaneously with the public offering of its shares (the “Exchange Date”), pursuant to the terms of an Agreement and Plan of Exchange and Reorganization (the “Agreement”) between the Predecessor Fund, a Delaware limited partnership and the Fund, the Fund will acquire substantially all of the assets and liabilities of the Predecessor Fund in exchange for shares of the Fund of equal U.S. dollar value, and the Predecessor Fund will simultaneously distribute on a pro rata basis to the partners of the Predecessor Fund of all of the Fund shares received in exchange for their partnership interests in the Predecessor Fund in liquidation of the Predecessor Fund. Further, the transactions contemplated by the Agreement are intended to qualify as a nontaxable exchange under Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”), followed by a nontaxable distribution under Section 731 of the Code.

c)	The reorganization is not being undertaken to seed the Fund. The Fund confirms that it was seeded and that audited seed financial statements of the Fund, accompanied by a consent from its independent registered public accountant, are included in the Revised Registration Statement. The Fund confirms that the reorganization is probable. The Fund confirms that it will include appropriate financial statements of the Private Fund in the Revised Registration Statement prepared in accordance with Rules 12-12 through 14 of Reg S-X and accompanied by a consent from the Private Fund's independent registered public accountant.

DISCLOSURE COMMENTS

2.	Comment: Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response: The Fund has made all conforming changes.

3.	Comment: The response to Comment 10 of the previous comment response letter notes that the Fund does not currently intend to invest more than 15% of its assets in 3(c)(1) or 3(c)(7) funds. Please explain in your response if such investments would constitute principal investments for the Fund. Please revise or update principal investment strategy disclosure to explain process for selecting, purchasing, disposing of private fund investments and disclose any applicable risks.

Response: The Fund no longer intends to limit its investments in 3(c)(1) or 3(c)(7) funds to 15% of the Fund’s assets. The Fund has updated the disclosure in the Revised Registration Statement accordingly.

4.	Comment: Current disclosure states that both the Fund and Predecessor Fund follow the same procedures with respect to the calculation of NAV. Please clarify what those procedures entail.

Response: The Fund has clarified the procedures in the Revised Registration Statement.

5.	Comment: The response to Comment 15 of the previous comment response letter notes that predecessor investments are going to be illiquid. Please explain how the Fund will comply with relevant requirements of the Guidestone no-action letter. Please supplementally clarify if the Predecessor Fund is owned by the Investment Manager or its affiliates. Supplementally, please discuss why the Fund will not have an independent evaluator prepare a report for the Board.

Response: The Fund’s response to Comment 15 with respect to the Predecessor Fund investments being primarily illiquid was intended to illustrate the benefits of the reorganization and not to insinuate compliance issues with the Guidestone no-action letter. The Fund confirms that all conditions of the Guidestone no-action letter will be satisfied.

The Predecessor Fund is owned by not owned by the Investment Manager or its affiliates.

The Fund confirms that it will have an independent evaluator prepare a report for the Board.

6.	Comment: Clarify whether the Fund has received its exemptive order to offer multiple classes and to co-invest. To the extent the Fund still hasn’t received its multi-class exemptive relief, please clarify that only Class I shares will be available for purchase until such relief is granted on the cover page of the prospectus.

Response: The Fund has not yet received its exemptive orders to offer multiple share classes or to co-invest and will update the disclosure accordingly.

7.	Comment: The first paragraph on page 4 is duplicative of disclosure in the footnotes on the preceding page. Please streamline.

Response: The Fund has made the requested change.

8.	Comment: We note that the Fund’s name includes the term “Asset-Based Income.” Please explain in your response how investments in specialized investments in smaller undercapitalized assets and markets is consistent with the requirements in Rule 35d-1 to adopt a policy to invest 80% of assets in investments suggested by the Fund’s name. Please clarify the Fund’s 80% policy as needed.

Response: The Fund’s primary investment strategy includes investing in “Niche Asset-Based Alternatives”. While Niche-Asset Based Alternatives are specialized investments in smaller, undercapitalized assets and markets, they are also asset-based finance investments in that they are secured by hard or financial assets. Thus, the Fund believes that this is consistent with the requirements of Rule 35d-1.

9.	Comment: The investment objective and strategies section at the bottom of page 2 describes a list of investments, including specialty consumer loans and private asset-based and cash flow-backed credit; specialty litigation finance-related investments; small business corporate and private asset-based credit, capital relief (also known as credit risk transfers); trade finance; corporate asset-based lending; industrial infrastructure; equipment finance; loan portfolios; digital infrastructure and services; real assets; leasing; mortgage servicing rights; public securities; sports and media rights; and royalties. Please confirm that the categories of investments listed are all going to be principal. Please review and revise the principal risk disclosure as appropriate.

Response: The Fund has reviewed the above-mentioned list of investments and made applicable disclosure revisions in the Revised Registration Statement.

10.	Comment: According to relevant disclosure, some of the investments that the Fund is expected to make, such as investments in debt instruments having market discount and/or treated as issued with original issue discount (“OID”), may cause the Fund to recognize income or gain for U.S. federal income tax purposes prior to the receipt of any corresponding cash or other property. Please confirm that the corresponding risks are disclosed.

Response: The Fund confirms corresponding risks have been added to the Revised Registration Statement.

11.	Comment: Please update the Investment Manager’s registration status.

Response: The Fund has updated the relevant disclosure in the Revised Registration Statement.

12.	Comment: Incentive Fee disclosure: to the extent the Fund may invest principally in PIK, OID or fixed income securities, please disclose any risks related to the impact of those investments on the incentive fees paid by the Fund (i.e., higher fees resulting from those investments).

Response: The Fund confirms the requested disclosures have been added to the Revised Registration Statement.

13.	Comment: Under footnote 4 of the Fee Table, please add a cross reference to conflicts of interest disclosure.

Response: The Fund has revised the disclosure as requested.

14.	Comment: Please add a graphical representation of the incentive fee calculation prior to requesting acceleration.

Response: The Fund has added the requested disclosure to the Revised Registration Statement.

15.	Comment: The second paragraph on page 50 states that investments in OID securities may provide certain additional benefits to the Investment Manager, including increased management fees. Please add a corresponding reference in the relevant risk disclosure.

Response: The Fund has added the requested disclosure to the Revised Registration Statement.

* * * *

We trust that the foregoing is responsive to your comments. Questions and further comments concerning this filing may be directed to the undersigned at 215-988-2959.

*****

Sincerely,

Joshua B. Deringer

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